THIS DOCUMENT IS AN ELECTRONIC CONFIRMING COPY OF THE INITIAL STATEMENT ON
        SCHEDULE 13D FILED WITH THE COMMISSION ON JANUARY 9, 1995,
              BY ARTHUR M. GOLDBERG AND NUGGET PARTNERS, L.P.

             SECURITIES UNITED STATES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (Amendment No. ____)*

                      Bally Entertainment Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)

 Common Stock, $0.66-2/3 Par Value                  05873C106
- -----------------------------------   -----------------------------------
   (Title of Class of Securities)                (CUSIP Number)

                           Dennis J. Block, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                           New York, N.Y.  10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             December 30, 1994
- --------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP No. 05873C106                     13D


     1     NAME OF REPORTING PERSON:

           S.S. OR I.R.S. IDENTIFICATION NO.   Arthur M. Goldberg
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                   (See response to Item 5)                        (b) [_]
                    ---

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:* OO (See response to Item 3)
                                 ---

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:


                  7   SOLE VOTING POWER:       3,891,705
    NUMBER OF                                  (See response to Item 5)
     SHARES                                     ---
  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  3,891,705 shares
    REPORTING                                  (See response to Item 5)
   PERSON WITH                                  ---
                 10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,891,705 shares
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:  (See response to Item 5)
                                      ---

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.3%

    14     TYPE OF REPORTING PERSON:*   IN


 *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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 CUSIP No. 05873C106                     13D


     1     NAME OF REPORTING PERSON:

           S.S. OR I.R.S. IDENTIFICATION NO.   Nugget Partners, L.P.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                (See response to Item 5)                           (b) [_]
                 ---

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:* WC (See response to Item 3)
                                 ---

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

     6     CITIZENSHIP OR PLACE OF      New Jersey
           ORGANIZATION:

                  7   SOLE VOTING POWER:       None
    NUMBER OF                                  (See response to Item 5)
     SHARES                                     ---
  BENEFICIALLY    8   SHARED VOTING POWER:     736,300
    OWNED BY                                   (See response to Item 5)
      EACH                                      ---
    REPORTING     9   SOLE DISPOSITIVE POWER:  None
   PERSON WITH                                 (See reponse to Item 5)
                                                ---
                 10   SHARED DISPOSITIVE       736,300 shares
                      POWER:                   (See response to Item 5)
                                                ---

    11     AGGREGATE AMOUNT BENEFICIALLY       736,000 shares
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.6%

    14     TYPE OF REPORTING PERSON:*   PN


 *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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     Item 1.  Security and Issuer.
              -------------------
               This statement on Schedule 13D relates to the common stock, par value $0.66-2/3 per share (the "Common Stock"), of Bally Entertainment Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.

     Item 2.  Identity and Background.
              ------------------------
               The persons filing this statement on Schedule 13D are Arthur
     M. Goldberg and Nugget Partners, L.P., a New Jersey limited partnership whose sole general partner is Mr. Goldberg ("Nugget Partners", and together with Mr. Goldberg, collectively, the "Filing Persons").
               Mr. Goldberg's business address is c/o DiGiorgio Corporation, 2 Executive Drive, Suite 400, Somerset, New Jersey 08873. Mr. Goldberg's present principal occupation or employment involves serving as the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer (a holding company of various operating subsidiaries which are involved in the operation of casino resorts and the operation of health and fitness centers) and a director and executive officer of a number of the Issuer's direct and indirect wholly owned subsidiaries; the Chairman of the Board of Directors, President and Chief Executive Officer of DiGiorgio Corporation (a food distributor with principal offices located at 2 Executive Drive, Suite 400, Somerset, New Jersey 08873); and Managing Partner of Arveron Investments L.P. (engaged in the business of securities investing with principal


































     NYFS04...:\30\20130\0001\2042\SCH1065K.070
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


     offices located at 2 Executive Drive, Suite 400, Somerset, New Jersey 08873). Mr. Goldberg is a citizen of the United States.
               Nugget Partners' principal business is acquiring, owning and investing in securities, including shares of the Common Stock of the Issuer. The principal place of business and principal office of Nugget Partners is located at 2 Executive Drive, Suite 400, Somerset, New Jersey 08873.
               During the past five years, neither of the Filing Persons have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------
               The Filing Persons' response to Item 5 of this Schedule 13D is incorporated herein by reference.
               Mr. Goldberg was awarded the immediately exercisable options to purchase 1,650,000 shares of Common Stock which he directly owns under the Issuer's stock option plans pursuant to grants made at various times from July 1991 through September 1993.
               Mr. Goldberg acquired the 1,505,405 shares of Common Stock which he directly owns pursuant to the terms of a Stock Subscription Agreement, dated as of





































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


     December 30, 1994 (the "Agreement"), among Bally's Casino, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Casino"), Mr. Goldberg, the Issuer and Orloff, Lowenbach, Stifelman & Siegel, P.A., as escrow agent. Pursuant to the Agreement, among other things, Casino agreed to issue to Mr. Goldberg, 1,685,994 shares of Casino's Series A Cumulative Exchangeable Preferred Stock, par value $1.00 per share (the "Casino Preferred Shares"), which are immediately exchangeable, at Mr. Goldberg's option, for 1,505,405 shares of Common Stock of the Issuer, in exchange for 752,676 shares of common stock, par value $0.01 per share, of Bally's Grand, Inc., a Delaware corporation, which are directly owned by Mr. Goldberg (the "Goldberg Shares"). The consummation of the transaction is subject to the receipt, on or prior to February 15, 1995, of (i) a written opinion from a nationally recognized investment banking firm to the effect that the exchange of the Goldberg Shares for the Casino Preferred Shares is fair to the Issuer from a financial point of view, and (ii) approval of the New Jersey Casino Control Commission of the transactions contemplated by the Agreement.
               Nugget Partners acquired the 736,300 shares of Common Stock which it directly owns in 1990 for a total consideration of $7,073,868.60, including commissions, using partnership working capital funds.

     Item 4.  Purpose of Transaction.
              ----------------------
               The Filing Persons' response to Item 3 of this Schedule 13D, insofar as it relates to the Agreement, is hereby incorporated by reference in this response. The Filing




































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


     Persons have acquired the shares of Common Stock which they beneficially own for investment purposes only. The Filing Persons reserve the right to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise, subject to and depending upon availability at prices deemed favorable by the Filing Persons. Alternatively, the Filing Persons additionally reserve the right to dispose of the Common Stock beneficially owned by them in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions prevailing at the time and other factors then deemed relevant. Except as set forth above, the Filing Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------
               (a)  Items 7 through 11 and 13 of the cover pages of this
     Schedule 13D which relate to the beneficial ownership of Common Stock of the Issuer by the Filing Persons are hereby incorporated by reference in this response. The Filing Persons' response to Item 3 of this Schedule 13D, insofar as it relates to the Agreement, is also incorporated by reference in this response.
               As of December 30, 1994, (i) Mr. Goldberg directly owned immediately exercisable options to purchase 1,650,000 shares of Common Stock and 1,505,405 shares of Common Stock as a result of the Agreement, collectively constituting approximately 6.7% of


































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


     the outstanding shares of Common Stock, and (ii) Nugget Partners directly owned 736,300 shares of Common Stock, constituting approximately 1.6% of the outstanding shares of Common Stock. Such percentages are based upon 46,928,660 shares of Common Stock outstanding as of November 1, 1994, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1994, as filed with the Commission.
               As a result of Mr. Goldberg being the sole general partner of Nugget Partners, Mr. Goldberg may be deemed the beneficial owner (as defined in Rule 13d-3 promulgated by the Commission under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock directly owned by Nugget Partners. Accordingly, Mr. Goldberg may be deemed to be the beneficial owner of 3,891,705 shares of Common Stock, constituting approximately 8.3% of the outstanding shares of Common Stock based upon 46,928,660 shares of Common Stock outstanding as of November 1, 1994.
               (b) Items 7 through 10 of the cover pages of this Schedule 13D which relate to the Filing Persons' voting and dispositive power with respect to the shares of the Common Stock which they beneficially own are hereby incorporated by reference in this response.
               (c) The Filing Persons' response to Item 3 of this Schedule 13D, insofar as it relates to the Agreement, is incorporated by reference in this response. Neither of the Filing Persons has effected any other transaction in the Common Stock during the past sixty (60) days.
               (d)  Not applicable.

               (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
               ----------------------------------------
               The Filing Persons' response to Item 3 of this Schedule 13D, insofar as it relates to the Agreement, is hereby incorporated by reference in this response.
               Mr. Goldberg directly owns immediately exercisable options to purchase 1,650,000 shares of Common Stock. In addition, Mr. Goldberg has been awarded options to purchase 450,000 shares of Common Stock under the Issuer's stock option plans which are not exercisable within sixty days. Included in these additional option awards are options to purchase 35,000 shares of Common Stock which are subject to the approval of the Issuer's stockholders.
               The Filing Persons have entered into an agreement with one another with respect to the joint filing of this statement on Schedule 13D.
               Except for the information set forth in this Schedule 13D, neither of the Filing Persons is a party to any contract, arrangement, understanding or relationship with respect to securities of the Issuer.

     Item 7.  Materials to Be Filed as Exhibits
              ---------------------------------

               Stock Subscription Agreement,                 Exhibit 99.A (CE)
               dated as of December 30, 1994,
               among Bally's Casino, Inc.,
               Arthur M. Goldberg, Bally
               Entertainment Corporation and
               Orloff, Lowenbach, Stifelman &
               Siegel, P.A.

               Certificate of the                            Exhibit 99.B (CE)
               Designations, Preferences and
               Relative, Participating,
               Optional or Other Special
               Rights of the Series A
               Cumulative Exchangeable
               Preferred Stock, Par Value
               $1.00 Per Share, of Bally's
               Casino, Inc.

               Award Agreement (Non-Qualified                Exhibit 99.C (CE)
               Stock Option), dated as of
               July 9, 1991, between Bally
               Entertainment Corporation
               (f/k/a Bally Manufacturing
               Corporation) and Arthur M.
               Goldberg

               Award Agreement (Non-Qualified                Exhibit 99.D (CE)
               Stock Option), dated as of
               July 9, 1991, between Bally
               Entertainment Corporation and
               Arthur M. Goldberg

               Amended and Restated Award                    Exhibit 99.E (CE)
               Agreement (Non-Qualified Stock
               Option in tandem with Stock
               Appreciation Rights), dated as
               of March 25, 1991, between
               Bally Entertainment
               Corporation and Arthur M.
               Goldberg

               Award Agreement (Non-Qualified                Exhibit 99.F (CE)
               Stock Option), dated as of
               September 30, 1993, between
               Bally Entertainment
               Corporation and Arthur M.
               Goldberg

               Award Agreement (Non-Qualified                Exhibit 99.G (CE)
               Stock Option), dated as of
               November 9, 1994, between
               Bally Entertainment
               Corporation and Arthur M.
               Goldberg

               Award Agreement (Non-Qualified                Exhibit 99.H (CE)
               Stock Option), dated as of
               November 9, 1994, between
               Bally Entertainment
               Corporation and Arthur M.
               Goldberg















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


               Agreement Regarding Joint                     Exhibit 99.I (CE)
               Filing of Schedule 13D, dated
               January 6, 1995, between
               Arthur M. Goldberg and Nugget
               Partners, L.P.




































































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                                    SIGNATURE
                                    ---------
               After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 6, 1995


                                        /s/ Arthur M. Goldberg
                                   ----------------------------------------
                                        Arthur M. Goldberg


                                   NUGGET PARTNERS, L.P.


                                   By:  /s/ Arthur M. Goldberg
                                      -------------------------------------
                                       Arthur M. Goldberg
                                       General Partner

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                                       EXHIBIT INDEX
                                       -------------


               DESCRIPTION                                   EXHIBIT NO
               -----------                                   ----------


               Stock Subscription Agreement,                 Exhibit 99.A (CE)
               dated as of December 30, 1994,
               among Bally's Casino, Inc.,
               Arthur M. Goldberg, Bally
               Entertainment Corporation and
               Orloff, Lowenbach, Stifelman &
               Siegel, P.A.

               Certificate of the                            Exhibit 99.B (CE)
               Designations, Preferences and
               Relative, Participating,
               Optional or Other Special
               Rights of the Series A
               Cumulative Exchangeable
               Preferred Stock, Par Value
               $1.00 Per Share, of Bally's
               Casino, Inc.

               Award Agreement (Non-Qualified                Exhibit 99.C (CE)
               Stock Option), dated as of
               July 9, 1991, between Bally
               Entertainment Corporation
               (f/k/a Bally Manufacturing
               Corporation) and Arthur M.
               Goldberg

               Award Agreement (Non-Qualified                Exhibit 99.D (CE)
               Stock Option), dated as of
               July 9, 1991, between Bally
               Entertainment Corporation and
               Arthur M. Goldberg

               Amended and Restated Award                    Exhibit 99.E (CE)
               Agreement (Non-Qualified Stock
               Option in tandem with Stock
               Appreciation Rights), dated as
               of March 25, 1991, between
               Bally Entertainment
               Corporation and Arthur M.
               Goldberg

               Award Agreement (Non-Qualified                Exhibit 99.F (CE)
               Stock Option), dated as of
               September 30, 1993, between
               Bally Entertainment
               Corporation and Arthur M.
               Goldberg

               Award Agreement (Non-Qualified                Exhibit 99.G (CE)
               Stock Option), dated as of
               November 9, 1994, between
               Bally Entertainment
               Corporation and Arthur M.
               Goldberg

               Award Agreement (Non-Qualified                Exhibit 99.H (CE)
               Stock Option), dated as of
               November 9, 1994, between
               Bally Entertainment
               Corporation and Arthur M.
               Goldberg

                                       EXHIBIT INDEX
                                       -------------


               DESCRIPTION                                   EXHIBIT NO
               -----------                                   ----------


               Agreement Regarding Joint                     Exhibit 99.I (CE)
               Filing of Schedule 13D, dated
               January 6, 1995, between
               Arthur M. Goldberg and Nugget
               Partners, L.P.